

Mail Stop 3561

May 16, 2017

<u>Via E-mail</u>
Christopher Kiritsis
Chief Executive Officer
Diverse Development Group, Inc.
4819 Wood Pointe Way
Sarasota, FL 34233

   Re: Diverse Development Group, Inc.
     Amendment No. 3 Registration Statement on Form S-1
     Filed May 2, 2017
     File No. 333-216151

Dear Mr. Kiritsis:

  We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to include updated financial statements and related notes for all periods required under Form S-1. We also note the Form 8-K filed May 12, 2017. You state that management has determined the financial statements of December 31, 2016 should no longer be relied upon and that an amended Form 10-K will be filed upon receipt of the corrected audit. Please note that we may have further comment after you file the amended Form 10-K.

2. We note your revised disclosures and response to comment 1. Please revise risk factors and where appropriate to clarify the terms of any arrangement or understanding between the registrant and the related parties regarding the real estate projects. Your revised disclosure should clarify the extent to which affiliated entities are under no legal

obligation to go forward with assignments of real estate interests or may go forward with the projects using other entities affiliated with Mr. Kiritsis.

<u>Item 15, Recent Sales of Unregistered Securities, page 39</u>

3.   Please ensure you furnish information for all relevant unregistered sales of securities. For example, we note the Form D filed on May 12, 2017.

        Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Joshua A. Kushner
        The Kushner Offices, LLP